

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2024

Marjorie Hargrave
Chief Financial Officer
Hallador Energy Company
1183 East Canvasback Drive
Terre Haute, Indiana 47802

> **Re: Hallador Energy Company**
> **Form 10-K for the Fiscal Year ended December 31, 2023**
> **Filed March 14, 2024**
> **File No. 001-34743**

Dear Marjorie Hargrave:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Energy & Transportation

cc: Lawrence Martin